February 7, 2014

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

RE:  Global Clean Energy Holdings, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2012
         Filed March 29, 2013
         Form 10-Q for the Quarter Ended September 30, 2013
         Filed November 7, 2013
         Form 8-K furnished May 30, 2013
         Response dated January 28, 2014
         File No. 000-12627

Dear Ms. Claire Erlanger and Ms. Linda Cvrkel:

This letter will respond to the Staff’s letter of comments, dated January 28, 2014, to Global Clean Energy Holdings, Inc. (“Company”) regarding additional comments to the Company’s above-referenced report (the “Form 10-K”, Form 10-Q and Form 8-K).   Our responses correspond to the numbers you placed adjacent to your comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.
We note from your response to our prior comment 1 that you have proposed to revise your disclosure in the Critical Accounting Policies section of MD&A in the future to include a discussion of your policy and methods for performing impairment analysis’ on these assets. However, we do not believe that your proposed disclosure is adequate in that it does not include disclosure regarding the nature of the assumptions underlying the discounted and undiscounted cash flow analysis. We also believe it would be helpful to discuss the sensitivity of those estimates or assumptions to deviations of actual results from management’s assumptions, or the type of risks that may affect the result of your impairment analysis. Please revise accordingly. Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

We will add the following discussion related to our impairment analysis with our next period report: “The Company evaluates its property and equipment and other long-lived assets for impairment based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Company recognizes the asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Company reviews for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows, at an average growth rate of 43%, of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model with a discount rate of 50%.   The projected cash flows used in the companies impairment test is over a 5 year period using approved forecasts.  The company’s assumptions related to the growth rate and the cash flow discount rate is management’s estimates based on historical trends in the farm development and growth in the yield from the trees.    There is a high risk the actual results will be much less than management’s assumptions used in the impairment test.  Many factors, such as the weather, pest and disease control can cause the company’s future cash flows to be less than expected.  See additional risk factors in Item 1A – “Risk Factors” above.

If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets held for sale or assets to be held and used, are recorded as operating expenses. See Note 1 for information on recorded impairment charges.”

We have revised the above disclosure to include additional discussion on the discounted cash flows, growth rates, sensitivity and risks of managements assumptions based on your requests above.

Notes to the Financial Statements

Note 1. History and Basis of Presentation, page F-8

Principles of Consolidation, page F-8

2.
We note from your response to our prior comment 3 that your analysis concluded that you are the primary beneficiary of GCE Mexico, and its Mexican subsidiaries. However, we do not believe that your disclosure in the notes to the financial statements appropriately discloses your methodology for determining why you are considered the primary beneficiary of these entities as required by ASC 810-10-50-12a. Please revise accordingly. As part of your revised disclosures, please ensure that your financial statements explain why you believe that the Company will receive the largest share of these entities future profits on a long-term basis as you have explained in your prior correspondence with the staff.

We will add to our disclosure in our next period report the following discussion;

Under ASC 810-10 the Primary Beneficiary is the party that has both of the following:

1. The power to make decisions regarding the activities that most significantly impact the success of the VIE, and

2. The obligation to absorb losses or rights to receive benefits of the entity that could potentially be significant to the VIE.

When multiple parties make decisions over different activities of the entity, only the party with power to direct the activities that most significantly impacts the entity's economic performance will have satisfied the first condition. GCEH exercises complete operational control over GCE Mexico and its subsidiaries, as these rights were specifically granted to GCEH under the LLC Agreement.

GCEH satisfies the second condition because as owner of a 50% profits interest, GCEH is expected to receive the benefits or largest amounts of profits and cash distributions allocated by GCE Mexico. The partners’ right to receive a preferred return on their investment does not qualify as a “right to receive residual returns” of GCE Mexico.

The guidance also states that “in a multi-tiered legal-entity structure, a reporting entity should generally begin its evaluation at the lowest-level entity. Each entity within the structure should then be evaluated on a consolidated basis. The attributes and variable interests of the underlying consolidated entities become those of the parent company upon consolidation”.

GCE Mexico holds, directly, 99% of the voting interest in the subsidiaries pursuant to the Agency Agreement. GCEH’s rights as Manager of GCE Mexico and as the sole Director of the subsidiaries enables GCEH to conclude that these powers, together with the 50% membership interest in GCE Mexico, gives GCEH a controlling financial interest and therefore is the primary beneficiary.

Note 4. Investment Held for Sale, page F-15

3.   We note from your response to our prior comment 7 that you carried your TAL Investment Held for Sale at the cost value as of December 31, 2012. Please explain to us why you believe that your accounting for this investment was appropriate and in accordance with ASC 360-10-35-43. As part of your response, please tell us if the cost value was less than fair value less cost to sell. Additionally, if cost was lower than the estimated fair value less costs to sell at December 31, 2012, please explain why the Company recognized a loss of $179,406 when this investment was sold in May 2013.

FASB ASC paragraph 360-10-35-43 requires the asset to be valued at the lower of carrying amount or fair value less cost to sell in order to be classified as “held for sale.”  We believed the investment was appropriately carried at cost, at the 2012 year end.  We had comparable sale prices, averaging at approximately $818,000, from other properties in the Belize area which considerably exceeded our carrying amount.  As both the Company and the holders of the promissory notes owed to the former shareholders of the company Technology Alternatives, Limited (TAL) were in a hurry to close a sale of the investment, we agreed to sell the land at a discounted sales price.  That is why we ended up with a loss when we sold in May 2013.

Form 10-Q for the Quarter Ended September 30, 2013
Statements of Operations

4.  We note from your response to our prior comment 10 that the Belizean land was no longer being used in operations and the loss from sale should not be included in the operations loss. However, we believe that under the guidance in ASC 360-10-45, unless it meets the criteria for a component of an entity and is presented as discontinued operations, we believe that the loss from the sale should be presented as part of operating loss. See ASC 360-10-45-5. Please revise accordingly.

We will revise accordingly in our next period filing.

5.  Also, we note from your response to our prior comment that the loss from sale of investment held for sale is a separate line item and is not being included in the gain on debt extinguishment. Please tell us the amount of the gain on debt extinguishment that was recognized in the statement of operations for the nine months ended September 30, 2013 related to the sale of the land related to TAL, and tell us the line item in the statement of operations where this gain is recognized. Please note that your disclosure in Note 3 indicates that the related gain on forgiveness is included in Loss on Sale of Investment Held for Sale on the statement of operations. Please advise and revise accordingly.

To add clarification;  The Gain on forgiveness was netted in our calculations for the Loss on Sale of Investment as the debt would not have been forgiven if the investment has not been sold.  In other words, the debt forgiveness was conditional upon the sale of the investment.

Report on Form 8-K/A dated March 12, 2013 filed May 30, 2013
Exhibit 23.1

6.  We note that the consent of the independent registered public accounting firm included as exhibit 23.1 to your report on Form 8-K is dated March 31, 2013 and is dated prior to the date of the related audit report which is dated

May 28, 2013. Please note that the consent should be dated as of a date on or after the date of the related audit report for which it is provided and in any event no later than 30 days from the filing date of the report on Form 8-K. Please revise to include an appropriately dated consent of the independent registered public accounting firm as an exhibit to your report on Form 8-K.

We have requested the audit firm to correct the dates and we will include the appropriately dated consent as an exhibit to the report on Form 8-K

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 641-4234.

Sincerely,

/S/  Richard Palmer

Richard Palmer, Chief Executive Officer
Global Clean Energy Holdings, Inc.

Cc:           Mr. David Walker
Mr. Nicolas Pulecio CPA
Mr. Ross Youngberg, CPA
Mr. Istvan Benko, Esq.
Ms. Donna Reilly, CPA